CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release July 26, 2003 9:15

UPM-Kymmene’s MACtac acquisition was rejected in the United States

A U.S. District Court today approved an injunction to block the acquisition of MACtac, the pressure sensitive materials business of the US-based Bemis Company, Inc by UPM-Kymmene for USD 420 million. Consequently, UPM-Kymmene will terminate its agreement with Bemis Company on the transaction. UPM-Kymmene does not plan to appeal on the court decision.

“Naturally, we are surprised and disappointed by the court decision. Because the appeal process’ duration and cost would be difficult to predict and would be a distraction to the business’ continuing development. Raflatac will now actively seek other opportunities to strengthen its market position,” says Pentti Kallio, President of Raflatac Group.

UPM-Kymmene has booked EUR 41 million as costs of the MACtac acquisition for the first half of 2003. The remaining costs will be booked for the third quarter of the year.

On April 15, 2003 UPM-Kymmene received notice that the Antitrust Division of the U.S. Department of Justice had filed a civil antitrust lawsuit to block the acquisition. The EU Commission and the Canadian competition authorities had approved the transaction, which was agreed on by the two companies in August 2002.

Notes to the editors:

The complete ruling by the court can be obtained at http://www.ilnd.uscourts.gov/RACER2/recent_opinions.cfm?judge=Zagel

For further information please contact:

Mr Pentti Kallio, President of Raflatac Group, tel. +358 400 437 833

Mr Olavi Kauppila, Senior Vice President, Investor Relations,

UPM-Kymmene, tel. +358 40 700 3721

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations